January11, 2016

Via Edgar
U.S. Securities and Exchange Commission
Jay Ingram, Legal Branch Chief
Office of Manufacturing and Construction
Division of Corporation Finance
100 F Street, NE
Washington, D.C 20549-7010

RE:    Granite Falls Energy, LLC
Preliminary Proxy Statement on Schedule 14A
Filed December 18, 2015
File No. 000-51277

Dear Mr. Ingram:

We are in receipt of your letter dated December 24, 2015 addressed to me (the “December 24, 2015 Letter”) providing comments to the above-referenced Preliminary Proxy Statement on Schedule 14A, filed December 18, 2015 (the “Preliminary Proxy Statement”) for Granite Falls Energy, LLC (the “Company”). We have reviewed your comments and on behalf of the Company, this letter is provided as the Company’s responses to your comments. In addition and concurrently herewith, the Company is submitting a revised version of the Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”), including changes discussed below made in response to the Staff’s comments.

To facilitate your review of our responses, set forth below is each numbered comment paragraph of the December 24, 2015 Letter followed by the response of the Company to each such comment and all page references in the Company’s response are to the Revised Preliminary Proxy Statement as marked. Additionally, we note that copies of this letter will also be provided to Mr. Frank Pigott of the Staff and the Company’s legal counsel, Ms. Amy Piepmeier and Mr. Bill Hanigan of by Davis, Brown, Koehn, Shors & Roberts, P.C.

Schedule 14A
General

1.
Proposal two seeks approval of amendments to your Fifth Amended and Restated Operating Agreement to, among other matters, opt-in to the Minnesota Revised Uniform Limited Liability Company Act; impose limitations on unit voting and unit ownership; revise allocation and distribution provisions; and revise certain governance provisions. Please tell us how you considered Rule 14a-4(a)(3) and its requirement to present clearly each matter to be acted upon. Alternatively, please revise to unbundle multiple matters included in your proposal, as appropriate. For guidance, refer to Question 101.02 of our Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally).

RESPONSE:    The Company acknowledges the Staff’s comment and has reconsidered the application of Rule 14a-4(a)(3) and the Staff’s guidance found in Question 101.02 of the Staff’s Proxy Rules and Schedule 14A Compliance and Disclosure Interpretations. Following such reconsideration and consistent with the guidance provided under Question 101.02, the Company’s has determined that proposal two, regarding the adoption of Company’s proposed Sixth Amended and Restated Operating Agreement, as set forth in the Preliminary Proxy Statement, should be unbundled as it includes amendments on which the Company’s members could reasonably be expected to wish to express a view separate from their views on the other amendments. Therefore, the Revised Proxy Statement now contemplates six proposals related to the adoption of the Sixth Amended and Restated Operating Agreement. The new proposals included in the Revised Preliminary Proxy Statement include:

•
Proposal 2, which contemplates the following amendments included in the Sixth Amended and Restated Operating Agreement (i) amendments to "opt-in" and elect governance under the Minnesota Revised Uniform Limited Liability Company Act (the “New LLC Act”) and make other consistency and wording changes to the Current Operating Agreement, (ii) amendments to incorporate certain amendments to the Current Operating Agreement previously approved by the Members (iii) amendments to remove certain special governor appointment rights and related governance rights of Glacial Lakes Energy, LLC and Fagen, Inc. that are no longer applicable and only have historical significance; (iv) amendments to clarify the allocation and distribution provisions of the Operating and Member Control Agreement and make such provisions consistent with the special regulatory allocation provisions required by the IRS for large partnerships (100 or more partners); (v) amendments to to make certain corrections and administrative changes to the transfer provisions and remove unnecessary redemption procedures; and (vi) amendments to provide procedures for proposal and adoption of amendments the Operating and Member Control Agreement;

•	New Proposal 3, which contemplates an amendment to adopt a voting cap for member voting;

•	New Proposal 4, which contemplates an amendment to adopt a maximum unit ownership limitation;

•	New Proposal 5, which contemplates amendments to modify and clarify certain governance requirements of the Company;

•
New Proposal 6, which contemplates amendments to revise the limitation of liability, exculpation, indemnification, and advancement of expenses provisions of the Operating Agreement so that they are consistent with indemnification provisions of the New LLC Act; and

•	New Proposal 7, which contemplates an amendment to affirmatively waive dissenters' rights under the New LLC Act.

Additionally, in order to have a cohesive governing document, the Company’s management has determined that implementation of each of amendments proposed in each of Proposals 2, 3, 4, 5, 6 and 7 of the Revised Preliminary Proxy Statement will be contingent upon the members of the Company who are eligible to vote on the proposals approving and adopting each of Proposals 2, 3, 4, 5, 6 and 7. If any such proposal is not approved, then the Sixth Amended and Restated Operating Agreement will not be adopted, the Company's Fifth Amended and Restated Operating Agreement will remain in effect, and none of the changes described under Proposals 2, 3, 4, 5, 6 and 7 will be implemented. Therefore, in addition to unbundling original Proposal 3, additional language has been included the Revised Preliminary Proxy to reflect the contingent nature of Proposals 2, 3, 4, 5, 6 and 7.

In connection with the Company’s responses to the comments contained in the December 24, 2015 Letter, the Company’s management hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company strives to be fully compliant with all applicable laws and regulations and will take the necessary steps to address the issues you have noted. I trust that you will find our responses satisfactory. Should you need additional information or further response from us, please do not hesitate to contact us.
If you have further questions or comments, please contact me at 574-371-3026 or you can contact Amy Piepmeier, the Company's counsel at 515-246-7867.

Sincerely,

/s/ Stacie Schuler

Stacie Schuler
Chief Financial Officer

cc:	Mr. Frank Pigott (via email) Mr. Steve A. Christensen (via email) Amy R. Piepmeier, Esq. (via email) William E. Hanigan, Esq. (via email)